TELEFONOS DE MEXICO, S.A. DE C.V.

September 7, 2006

VIA FACSIMILE AND EDGAR TRANSMISSION Larry Spirgel, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Teléfonos de México, S.A. de C.V. Form 20-F for Fiscal Year Ended December 31, 2005 File No. 001-32741

Dear Mr. Spirgel:

By letter dated August 25, 2006, the staff of the Securities and Exchange Commission (the “Commission”) provided comments on the annual report on Form 20-F filed on June 30, 2006 by Teléfonos de México, S.A. de C.V. (the “Company”). The Company is submitting today via EDGAR and facsimile responses to the staff’s comments.

For convenience, we have reproduced below the staff’s comments and have provided responses immediately below the comments.

Consolidated Balance Sheets, page F-3

1.

We note your presentation of line item “Restatement increment” within stockholders’ equity. Advise us and disclose, in future filings, the nature of this line item. Also advise us if this is a difference between US and Mexican GAAP, and tell us where you have accounted for it in Note 19.

This line item represents the inflation adjustment applicable under Mexican GAAP to the historical value of capital stock disclosed in the immediately preceding line item. The accounting policy describing this item is disclosed in Note 1.II.c), under the caption “Recognition of the effects of inflation on financial information”, on page F-10. The Company will combine those two line items under the caption “Capital Stock” in future annual reports on Form 20-F to be consistent with the presentation of the inflation adjustments with respect to the other items in shareholders’ equity. As permitted by

Mr. Spirgel, p. 2

Item 17(c)(2)(iv)(A) of Form 20-F and disclosed in Note 19 on page F-55, the Company does not reverse for US GAAP purposes adjustments to its financial statements for the effects of inflation required under Mexican GAAP.

Note 12. Commitments and Contingencies, page F-42

2.

We note your disclosures of various loss contingencies from pages F-42 to F-46. Advise us and disclose, in future filings, your accounting policy (recognition and measurement) for loss contingencies. If your policy differs from that of US GAAP (SFAS 5 and FIN 14), tell us how you have accounted for the difference in Note 19.

The Company’s accounting policy with respect to loss contingencies is disclosed in Note 1.II.l) on page F-13, under the caption “Liability provisions”. The Company does not disclose a difference between Mexican GAAP and US GAAP in Note 19 because the Mexican GAAP standard (Bulletin C-9, “Liabilities, Reserves, Contingent Assets and Liabilities”), as applicable to the Company, is consistent with US GAAP.

* * *

As requested by the staff, the Company makes the following acknowledgments:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Spirgel, p. 3

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar or Duane McLaughlin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

/s/ Adolfo Cerezo

Adolfo Cerezo

Chief Financial Officer

cc:

Andrew Mew

Robert S. Littlepage, Jr.

Securities and Exchange Commission

Nicolas Grabar

Duane McLaughlin

Cleary Gottlieb Steen & Hamilton LLP

Fernando Espinosa

Mancera, S.C., A Member Practice of Ernst & Young Global